                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                -------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                       Cosmo Communications Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  221295207
             ---------------------------------------------------
                                (CUSIP Number)

                            Paul J. Pollock, Esq.
                      Piper Marbury Rudnick & Wolfe LLP
                         1251 Avenue of the Americas
                        New York, New York 10020-1104
                                (212) 835-6280
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 20, 2001
       ---------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                        (Continued on following pages)


-----------------
        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13D

CUSIP NO.  652484601

-----------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lau Sak Hong

-----------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [X]
                                                                                             (b) [ ]

-----------------------------------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
-----------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     [X]

-----------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
-----------------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                                26,585,008
    NUMBER OF      ----------------------------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   N/A
       EACH        ----------------------------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                     26,585,008
                   ----------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                N/A
-----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                26,585,008
-----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]

-----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                91.28%
-----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                IN
-----------------------------------------------------------------------------------------------------

                                     13D

CUSIP NO.  652484601

----------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Starlight International Holdings Limited

----------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [X]
                                                                                             (b) [ ]

----------------------------------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
----------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     [X]

----------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
----------------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                                26,585,008
    NUMBER OF      ---------------------------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   N/A
       EACH        ---------------------------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                     26,585,008
                   ---------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                N/A
----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                26,585,008
----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]

----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                91.28%
----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                HC
----------------------------------------------------------------------------------------------------

                                     13D

CUSIP NO.  652484601

----------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Master Light Enterprises Limited

----------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [X]
                                                                                             (b) [ ]

----------------------------------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
----------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     [X]

----------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
----------------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                                26,585,008
    NUMBER OF      --------------------------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   N/A
       EACH        --------------------------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                     26,585,008
                   --------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                                N/A
----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                26,585,008
----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]

----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                91.28%
----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                CO
----------------------------------------------------------------------------------------------------

        This statement ("Statement") amends the Statements on Schedule 13D filed with the Securities and Exchange Commission on January 23, 2001 by Philip Lau, Starlight International Holdings Limited ("Starlight") and Master Light Enterprises Limited ("Master Light" and collectively with Mr. Lau and Starlight, the "Reporting Persons").


        Item 3.   Source and Amount of Funds or Other Consideration.


        All of the shares owned by the Reporting Persons are owned by Master Light. The net aggregate purchase price for the 26,585,008 shares owned by Master Light was $1,000,000. All of the funds for the purchase of the shares came from working capital resources of Master Light. See Item 6.


        Item 4.   Purpose of Transaction.


        The purpose of the transaction was to acquire a controlling interest in Cosmo. Starlight owns and operates a number of companies throughout the world engaged in the manufacture, sale and distribution of consumer electronic products. Starlight intends to provide enhanced resources for Cosmo to operate more competitively. With the capital that is now available through Starlight, Cosmo will have resources to produce higher quality products and more updated designs. This should allow Cosmo to improve sales in the near future. See Item 7.

        In January 2001, Philip Lau, Jaky Lau and Carol Atkinson were appointed to the Board of Directors of Cosmo and the incumbent directors of Cosmo resigned.

        Except as set forth above, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

        Item 5.   Interest in Securities of the Issuer.


        (a) As of August 20, 2001, Master Light owned an aggregate of 26,585,008 shares of Cosmo Common Stock, representing approximately 91.28% of the 29,084,066 shares of Cosmo Common Stock outstanding on such date. By virtue of its controlling interest in Master Light, Starlight may be deemed to beneficially own all of the shares which Master Light beneficially owns. By virtue of his controlling interest in Starlight, Mr. Lau may be deemed to beneficially own all of the shares which Master Light owns.

        (c) The following represents all transactions Cosmo Common Stock effected by the Reporting Person in the past 60 days: On August 20, 2001, Master Light (i) rescinded the purchase of 1,347,420 shares of Cosmo Common Stock from Amancio Victor Suarez, Amancio J. Suarez and Carlos Ortega, and the purchase price of the shares was returned to Master Light and (ii) purchased from Cosmo 26,585,008 shares of Cosmo Common Stock for an aggregate purchase price of $1,000,000, or $.037615 per share. See Item 6.


        Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        On August 20, 2001, Master Light entered into a letter agreement (the "August 20 Agreement") with Cosmo, Amancio Victor Suarez ("AV Suarez"), Amancio J. Suarez ("AJ Suarez"), Carlos Ortega ("Ortega" and collectively with AV Suarez and AJ Suarez "Stockholders"),

Peter Horak ("P. Horak") and Jeffrey Horak ("J. Horak"). The August 20 Agreement amended that certain Stock Purchase Agreement dated April 28, 2000 (the "Stock Purchase Agreement") by and among Cosmo, the Stockholders and Master Light (as assignee of Starlight Marketing Development Ltd.), and the related letter agreements supplementing and modifying the terms of the Stock Purchase Agreement among the Stockholders, P. Horak and/or J. Horak and Master Light dated April 19, 2000, July 13, 2000, July 27, 2000 and November 20, 2000 (the "Letter Agreements").

        Pursuant to the terms of the August 20 Agreement, the following transactions were consummated:

               1. The Stockholders and Master Light rescinded the purchase by Master Light of 1,347,420 shares of Cosmo Common Stock from the Stockholders which was originally consummated on January 23, 2001. Each of the Stockholders then surrendered the shares to the treasury of Cosmo.

               2. Pursuant to the Stock Purchase Agreement, the Stockholders represented that the net asset value of Cosmo as of the closing of the Stock Purchase Agreement would not be less than negative $499,000. Master Light, the Stockholders, P. Horak and J. Horak agreed that for purposes of the August 20 Agreement, the net asset value would be negative $902,968. To satisfy this shortfall of $403,968:

                      i. Each of J. Horak and P. Horak released Cosmo and/or its subsidiaries and affiliates from and against the obligation to pay $79,425 owed to each of them, or an aggregate of $158,850, and surrendered to the treasury of Cosmo an aggregate of 20,000 shares of Cosmo Common Stock.

                      ii. The Stockholders paid Cosmo an aggregate of $35,628.81, which amount was satisfied by the surrender to Cosmo of 582,117 and 365,030 shares of Cosmo Common Stock by AV Suarez and AJ Suarez, respectively.

                      iii. The Stockholders satisfied the balance of the shortfall by delivery by AV Suarez and Ortega to Cosmo of Non-Recourse Notes (the "Notes") in the principal amount of $166,572 and $42,165, respectively.

               3. Each of the Stockholders, P. Horak and J. Horak released Cosmo from all other liabilities or obligations that they may have in consideration for the issuance by Cosmo of shares of Cosmo Common Stock as follows:

               AV Suarez                      1,137,342
               Ortega                           117,658
               AJ Suarez                        300,000
               P. Horak and J. Horak            535,000.

               4. The obligations of the Stockholders under the Notes and the indemnification provisions of the Stock Purchase Agreement (collectively, the "Continuing Obligations"), were secured by the pledge of all of the shares of Cosmo Common Stock owned by the Stockholders (the "Pledged Shares") pursuant to a Pledge and Escrow Agreement among Stockholders, Cosmo and Master Light. In the event that the Continuing Obligations are fulfilled within two years from the date of the August 20 Agreement, then the Pledged Shares will be returned to the Stockholders. In the event that the Continuing Obligations are not fulfilled within such two year period, then the Pledged Shares would be disbursed to either Cosmo or Master Light.

               6. Master Light purchased from Cosmo 26,585,008 shares of Cosmo Common Stock for an aggregate purchase price of $1,000,000, or $.037615 per share.

               7. Cosmo (i) surrendered to the treasury of Cosmo Telecom Corp. the 1000 shares of the stock of Cosmo Telecom Corp. and (ii) transferred to each of AJ Suarez and AV Suarez 330 shares of stock of CSE Technologies, representing all of the issued and outstanding capital stock of CSE Technologies.

        The August 20 Agreement is attached to this report as Exhibit 1 and the terms thereof are incorporated herein by reference in their entirety.

        Item 7.   Material to be Filed as Exhibits.


        The following are filed herewith as Exhibits:



 Exhibit       Description
 -------       -----------
 1.            Letter Agreement dated as of August 20, 2001 by and among
               Master Light Enterprises Ltd., Cosmo Communications
               Corporation, Amancio Victor Suarez, Amancio J. Suarez, Carlos
               Ortega, Peter Horak and Jeffrey Horak.


                                  SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

        Dated:  October 22, 2001



                                   /s/ Lau Sak Hong
                                   -------------------------------------------
                                   Lau Sak Hong


                                   STARLIGHT INTERNATIONAL HOLDINGS LIMITED


                                   By: /s/ Lau Sak Hong
                                      ----------------------------------------
                                      Name: Lau Sak Hong
                                      Title: Chairman


                                   MASTER LIGHT ENTERPRISES LIMITED


                                   By:/s/ Lau Sak Hong
                                      ----------------------------------------
                                      Name: Lau Sak Hong
                                      Title: Chairman